Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

16th January 2006

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Joint Announcement dated 13 January 2006 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous

Aldous Chiu

Encl.
AC/kh

新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0017)

新世界信息科技有限公司*
New World TMT Limited
(incorporated in the Cayman Islands with limited liability)
(Stock Code: 0301)

JOINT ANNOUNCEMENT

PROPOSED PRIVATISATION OF NEW WORLD TMT LIMITED BY NEW WORLD DEVELOPMENT COMPANY LIMITED BY WAY OF A SCHEME OF ARRANGEMENT UNDER SECTION 86 OF THE COMPANIES LAW, CAP. 22 (LAW 3 OF 1961) AS CONSOLIDATED AND REVISED OF THE CAYMAN ISLANDS

RESULTS OF COURT MEETING AND EXTRAORDINARY GENERAL MEETING AND RESUMPTION OF TRADING

Financial Adviser to New World Development Company Limited

Standard Chartered

Standard Chartered Bank (Hong Kong) Limited

RESULTS OF THE COURT MEETING AND THE EXTRAORDINARY GENERAL MEETING

The Scheme was approved at the Court Meeting and the Extraordinary General Meeting.

CURRENT STATUS OF THE CONDITIONS OF THE PROPOSAL

Shareholders and/or potential investors in NWTMT should be aware that the implementation of the Proposal and the Scheme is still subject to the Conditions (c) and (d) as set out in the Scheme Document being fulfilled, and thus the Proposal and the Scheme may or may not become effective. Subject to such Conditions of the Proposal being fulfilled, the Scheme is expected to become effective on the Effective Date, which is expected to be Monday, 20 February 2006 (Cayman Islands time). The Scheme will lapse if it does not become effective on or before 31 May 2006 (or such later date as NWD and NWTMT may agree or, to the extent applicable, as the Grand Court may direct) and the Scheme Shareholders will be notified accordingly by press announcement(s).

Shareholders and/or potential investors in NWTMT are advised to exercise extreme caution when dealing in the Shares.

CLOSURE OF REGISTERS, REGISTRATION AND PAYMENT

In order to establish entitlements to the Cancellation Price under the Scheme, the Register will be closed immediately after 4:00 p.m. on Friday, 17 February 2006, or such other date as may be notified to the Scheme Shareholders by press announcements and the last day for dealing in the Shares on the Stock Exchange will be Tuesday, 14 February 2006. **In order to qualify for entitlements under the Scheme, the Scheme Shareholders or their successors in title should ensure that their Shares are registered or lodged for registration in their names or in the names of their nominees with NWTMT's branch share registrar in Hong Kong, Standard Registrars Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Friday, 17 February 2006.** If the Scheme becomes effective on Monday, 20 February 2006 (Cayman Islands time), cheques for the Cancellation Price will be sent on or before Thursday, 2 March 2006 and in any event within ten days from the Effective Date, to the Scheme Shareholders whose names appear on the Register at 5:00 p.m. on Monday, 20 February 2006.

At the request of NWTMT, trading in the Shares was suspended with effect from 9:30 a.m. on Friday, 13 January 2006, pending the release of this announcement. An application has been submitted to the Stock Exchange requesting the resumption of trading in the Shares with effect from 9:30 a.m. on Monday, 16 January 2006.

Introduction

This announcement is made further to the document dated 16 December 2005 sent by NWTMT to the Shareholders in relation to the Proposal (the "**Scheme Document**"). Terms defined in the Scheme Document have the same meanings when used in this announcement.

RESULTS OF THE COURT MEETING AND THE EXTRAORDINARY GENERAL MEETING

The directors of NWD and the directors of NWTMT jointly announce that the results of the Court Meeting and the Extraordinary General Meeting both held on Friday, 13 January 2006 are as follows:

(i) Court Meeting

	Votes cast by the Independent Shareholders either in person or by proxy	**Votes cast by the Independent Shareholders either in person or by proxy in favour of the Scheme**	**Votes cast by the Independent Shareholders either in person or by proxy against the Scheme**
Number of Shares represented	275,213,529	269,057,329 *(Note 1)*	6,156,200 *(Notes 2 & 3)*
Number of Independent Shareholders	20	16	5

Notes:

1. Such number represents approximately 97.76% of the number of Shares held by all the Independent Shareholders present and voting either in person or by proxy at the Court Meeting.

2. Such number represents approximately 2.24% of the number of Shares held by all the Independent Shareholders present and voting either in person or by proxy at the Court Meeting.

At the Court Meeting, a total of 20 Independent Shareholders voted either in person or by proxy of whom 1 Independent Shareholder being HKSCC Nominees Limited voted both in favour of and against the Scheme.

The Scheme was approved (by way of a poll) by a majority in number of the Independent Shareholders present and voting either in person or by proxy at the Court Meeting representing not less than three-fourths in value of those Shares that were voted either in person or by proxy by the Independent Shareholders at the Court Meeting, and the Scheme was not disapproved (by way of poll) by the Independent Shareholders at the Court Meeting holding more than 10% in value of all the Shares held by the Independent Shareholders.

It is stated in the Scheme Document that the Shares held by the Controlling Party and the Excluded Parties will neither be represented nor voted at the Court Meeting, such votes were not known to have been cast at the Court Meeting.

(ii) Extraordinary General Meeting

At the Extraordinary General Meeting, voting by way of poll was demanded by the chairman of the Extraordinary General Meeting. A total of 952,180,007 Shares representing the entire issued share capital of NWTMT entitled the holders to attend and vote for or against the special resolution at the Extraordinary General Meeting. A total of 798,427,014 Shares were voted either in person or by proxy at the Extraordinary General Meeting, of which 793,771,614 Shares (amounting to approximately 99.42% of the Shares voted at the Extraordinary General Meeting) were voted in favour of the special resolution and 4,655,400 Shares (amounting to approximately 0.58% of the Shares voted at the Extraordinary General Meeting) were voted against the special resolution. The special resolution to approve and give effect to the reduction of the issued share capital of NWTMT was duly passed by a majority of at least three-fourths of the votes cast by the Shareholders present and voting in person or by proxy at the Extraordinary General Meeting.

NWTMT appointed its branch share registrar in Hong Kong, Standard Registrars Limited, as the scrutineer at the Court Meeting and the Extraordinary General Meeting for the vote-taking.

CURRENT STATUS OF THE CONDITIONS OF THE PROPOSAL

Shareholders and/or potential investors in NWTMT should be aware that the implementation of the Proposal and the Scheme is still subject to the Conditions (c) and (d) as set out in the Scheme Document being fulfilled, and thus the Proposal and the Scheme may or may not become effective:

"(c) the Grand Court's sanction of the Scheme (with or without modifications) and its confirmation of the reduction of the share capital of NWTMT, and the delivery to the Registrar of Companies in the Cayman Islands of a copy of the order of the Grand Court for registration;

(d) compliance, to the extent necessary, with the procedural requirements of Section 15 of the Companies Law and compliance with any conditions imposed under Section 16 of the Companies Law in each case in relation to the reduction of the issued share capital of NWTMT;"

Subject to such Conditions of the Proposal being fulfilled, the Scheme is expected to become effective on the Effective Date, which is expected to be Monday, 20 February 2006 (Cayman Islands time). The Scheme will lapse if it does not become effective on or before 31 May 2006 (or such later date as NWD and NWTMT may agree or, to the extent applicable, as the Grand Court may direct) and the Scheme Shareholders will be notified accordingly by press announcement(s).

The directors of NWTMT intend that the listing of the Shares on the Stock Exchange will be withdrawn if the Scheme is implemented and be maintained in the event that the Scheme is not approved or withdrawn or lapses.

Shareholders and/or potential investors in NWTMT are advised to exercise extreme caution when dealing in the Shares.

EFFECTIVE DATE OF THE SCHEME

The Scheme will become effective when it is sanctioned (with or without modification) by the Grand Court, the reduction of the share capital of NWTMT is confirmed by the Grand Court and a copy of the order of the Grand Court is delivered to the Registrar of Companies in the Cayman Islands for registration. It is expected that the Scheme will become effective on Monday, 20 February 2006 (Cayman Islands time). Shareholders will be notified of the exact date on which the Scheme becomes effective by press announcement(s).

Expected Timetable

Hearing of NWTMT's application to the Grand Court to dispense with settling of a list of creditors *(Note 1)*	Friday, 20 January 2006
Last day for dealings in the Shares	Tuesday, 14 February 2006
Latest time for lodging transfers of the Shares to qualify for entitlements under the Scheme	4:00 p.m. on Friday, 17 February 2006
Book close date *(Note 2)*	Monday, 20 February 2006
Record Time	5:00 p.m. on Monday, 20 February 2006
Grand Court hearing of the petition to sanction the Scheme and to confirm the reduction of capital of NWTMT *(Note 1)*	Monday, 20 February 2006
Effective Date *(Notes 1 and 3)*	Monday, 20 February 2006
Announcement of the Effective Date and withdrawal of the listing of the Shares on the Stock Exchange in The Standard and Hong Kong Economic Times	Tuesday, 21 February 2006
Withdrawal of the listing of the Shares on the Stock Exchange *(Note 3)*	9:30 a.m. on Tuesday, 21 February 2006
Cheques for payment under the Scheme to be despatched on or before	Thursday, 2 March 2006

Notes:

1. All references in this announcement to times and dates are references to Hong Kong times and dates, other than references to the expected dates for the hearing of NWTMT's application to the Grand Court to dispense with settling of a list of creditors, the Grand Court hearing of the petition to sanction the Scheme and to confirm the reduction of capital of NWTMT and the Effective Date, which are references to the relevant dates in the Cayman Islands. Cayman Islands time is 13 hours behind Hong Kong time.

2. The registers of members of NWTMT kept in the Cayman Islands and Hong Kong respectively will be closed on that date for the purpose of determining Scheme Shareholders who are qualified for entitlements under the Scheme.

3. The Scheme will become effective when it is sanctioned (with or without modifications) by the Grand Court and a copy of the Grand Court order is delivered to the Registrar of Companies in the Cayman Islands for registration. Registration is expected to take place in the morning on Monday, 20 February 2006 (Cayman Islands time) (which will be the evening on Monday, 20 February 2006 (Hong Kong time)). However, in the event that not all of the conditions have been fulfilled (or, as applicable, waived) by Monday, 20 February 2006, being the proposed date of the Grand Court hearing of the petition to sanction the Scheme and to confirm the reduction of capital of NWTMT, the timetable of events thereafter will be changed. Independent Shareholders should note the Conditions of the Proposal set out in the Explanatory Memorandum in the Scheme Document. If the Scheme becomes effective, it is expected that the listing of the Shares on the Stock Exchange will be withdrawn with effect from 9:30 a.m. on Tuesday, 21 February 2006.

It should be noted that the above timetable, which is mainly dependent on the availability of the dates for the Grand Court to hear the proceedings relating to the Scheme, is subject to change. Further announcements will be made in the event that there is any change.

APPLICATION FOR WITHDRAWAL OF LISTING

An application for the withdrawal of the listing of the Shares will be made to the Stock Exchange. Subject to the approval of the Stock Exchange, it is expected that the last day for dealings in the Shares on the Stock Exchange will be Tuesday, 14 February 2006 and the listing of the Shares on the Stock Exchange will be withdrawn with effect from 9:30 a.m. on Tuesday, 21 February 2006.

SUSPENSION AND RESUMPTION OF TRADING IN THE SHARES

At the request of NWTMT, trading in the Shares was suspended with effect from 9:30 a.m. on Friday, 13 January 2006, pending the release of this announcement. An application has been submitted to the Stock Exchange requesting the resumption of trading in the Shares with effect from 9:30 a.m. on Monday, 16 January 2006.

CLOSURE OF REGISTERS, REGISTRATION AND PAYMENT

In order to establish entitlements to the Cancellation Price under the Scheme, the Register will be closed immediately after 4:00 p.m. on Friday, 17 February 2006, or such other date as may be notified to the Scheme Shareholders by press announcements and the last day for dealing in the Shares on the Stock Exchange will be Tuesday, 14 February 2006. **In order to qualify for entitlements under the Scheme, the Scheme Shareholders or their successors in title should ensure that their Shares are registered or lodged for registration in their names or in the names of their nominees with NWTMT's branch share registrar in Hong Kong, Standard Registrars Limited at 26th Floor, Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Friday, 17 February 2006.** If the Scheme becomes effective on Monday, 20 February 2006 (Cayman Islands time), cheques for the Cancellation Price will be sent on or before Thursday, 2 March 2006 and in any event within ten days from the Effective Date, to the Scheme Shareholders whose names appear on the Register at 5:00 p.m. on Monday, 20 February 2006.

By Order of the Board of
New World Development Company Limited
Leung Chi-Kin, Stewart
Company Secretary

By Order of the Board of
New World TMT Limited
Richard Poon
Company Secretary

Hong Kong, 13 January 2006

As at the date of this announcement, the board of directors of NWD comprises: (a) executive directors: Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David and Mr. LEUNG Chi-Kin, Stewart; (b) non-executive directors: Mr. CHENG Yue-Pui, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. HO Hau-Hay, Hamilton and Mr. LIANG Cheung-Biu, Thomas and (c) independent non-executive directors: Lord SANDBERG, Michael, Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson, JP, Mr. CHA Mou-Zing, Victor (as alternate director to Dr. CHA Mou-Sing, Payson) and Mr. LEE Luen-Wai, John, JP.

The directors of NWD jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the NWTMT Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the NWTMT Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the NWTMT Group) misleading.

As at the date of this announcement, the board of directors of NWTMT comprises: (i) executive directors: Dr. CHENG Kar-Shun, Henry, Mr. WONG Chi-Chiu, Albert and Dr. WAI Fung-Man, Norman; (ii) non-executive directors: Mr. Wilfried Ernst KAFFENBERGER (alternate director to Mr. Wilfried Ernst KAFFENBERGER: Mr. YEUNG Kun-Wah, David), Mr. FU Sze-Shing, Mr. LEE Sean, Sammy and Mr. LAI Hing-Chiu, Dominic; and (iii) independent non-executive directors: Dr. LAM Man-Kit, Dominic, The Honourable SHEK Lai-Him, Abraham and Mr. KONG Chi-How, Johnson.

The directors of NWTMT jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the NWD Group (except the NWTMT Group)) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the NWD Group (except the NWTMT Group)) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the NWD Group (except the NWTMT Group)) misleading.

* *For identification purposes only*

"Please also refer to the published version of this announcement in The Standard"